Mr. Mark Ladd
                          Carpet Cleaning Depot Corp.
                              1516 East Swan Circle
                            St. Louis, Missouri 63144

March 4, 2003

Kurt Murao
United States Securities & Exchange Commission
Washington, DC 20549

RE:  Carpet Cleaning Depot Corp.
     Registration Statement on Form SB-2
     File Number: 333-98469

Dear Mr. Murao:

     Based upon the present, tenuous economic climate, we have decided to withdraw the above-referenced registration. The appropriate filing will be posted on Edgar in due course.

Sincerely,

/s/ Mark Ladd

Mark Ladd,
President & Director